March 25, 2020

Brian L. MacNeal
Chief Financial Officer
Armstrong World Industries, Inc.
2500 Columbia Avenue
Lancaster, Pennsylvania 17603

       Re: Armstrong World Industries, Inc.
           Form 10-K for the Year Ended December 31, 2019
           Filed February 25, 2020
           File No. 001-02116

Dear Mr. MacNeal:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revision of Previously Issued Financial Statements, page 44

1. We note that you corrected an error related to the year ended December 31, 2017 you believed to be immaterial in the current December 31, 2019 10-K. As the quantitative disclosures on page 44 indicate that the change increased your net loss in 2017 by over
      50%, it is unclear why you believe such error to be immaterial. Please provide us with your full materiality analysis and tell us your consideration of amending your December
      31, 2017 10-K as well as filing an Item 4.02 8-K that such financial statements should no longer be relied upon. We may have further comment after review of your response.
 Brian L. MacNeal
Armstrong World Industries, Inc.
March 25, 2020
Page 2
Revenue Recognition, page 46

2. We note from page seven that as part of the sale of your EMEA businesses to Knauf, you entered into license agreements for the license of intellectual property. To the extent material, please tell us the material terms of this agreement and your consideration of disclosing how you account for such licensing agreements.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-3379
with any questions.



FirstName LastNameBrian L. MacNeal                          Sincerely,
Comapany NameArmstrong World Industries, Inc.
                                                            Division of
Corporation Finance
March 25, 2020 Page 2                                       Office of
Manufacturing
FirstName LastName